BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), in compliance with Article 157, §4º of the Law n. 6.404/76 and under the terms of CVM Instruction No. 358, of January 03, 2002, hereby informs to its shareholders and to the market in general that, at the meeting held as of this date, its Board of Directors approved, unanimously, the appointment of Mr. Pedro Pullen Parente to the position of Global Chief Executive Officer (Global CEO) of the Company, which was vacant since April 23, 2018 and was temporarily occupied by the Company’s Chief Financial and Investor Relations Officer.

After having occupied a position in a mixed-capital company, it will be required for Mr. Pedro Pullen Parente to request an authorization from the Public Ethics Commission of the Presidency of the Republic, in connection with the existence of a conflict of interest between the former position and the position of BRF’s Global CEO. In case the Commission concludes for the absence of conflict, and as soon as the decision is informed, Mr. Pedro Pullen Parente will take office as BRF’s Global CEO.

Once invested, Mr. Pedro Pullen Parente will accumulate the positions of Chairman of the Board of Directors and Global Chief Executive Officer for an initial period of 180 (one hundred and eighty) days, pursuant to the Article 24, §1º of the Company’s Bylaws, and as authorized by the sole paragraph of the Article 20 of the Novo Mercado Listing Regulation.  The Board of Directors, within this period, will call an Extraordinary General Shareholders’ Meeting to conform the Company’s Bylaws to the new rules of the Novo Mercado Listing Regulation, and will propose the extension of the period for accumulation the positions of Chairman of the Board of Directors and Global Chief Executive Officer to up to one (1) year, as provided in the referred Article 20, sole paragraph, of the Novo Mercado Listing Regulation.

During the period, as BRF’s Global CEO, Mr. Pedro Pullen Parente will prioritize the strategic and financial planning process, will be dedicated, directly, to the preparation of his successor, and will lead the Company’s reorganization, specially the fulfillment of the key positions and issues related to its governance. Additionally, during this period, the responsibility for the preparation of the agenda for the Company’s Board of Directors’ meetings shall be executed by the Vice-Chairman of the referred Board, Mr. Augusto Marques da Cruz Filho.

The Board of Directors also approved, at the meeting held as of this date, the creation of the position of Global Chief Operating Officer (Global COO) to be occupied by Mr. Lorival Nogueira Luz Jr. The Global COO will be responsible, primarily, for the Company’s operational management, reporting, directly, to the Global CEO. This change will come into effect from the date of the investiture of Mr. Pedro Pullen Parente, as the BRF’s Global CEO.

São Paulo, June 14, 2018.

Lorival Nogueira Luz Junior

Interim Global Chief Executive Officer

Chief Financial and Investor Relations Officer